Exhibit 99.2

Cheddar News

August 17, 2021

Baker Machado (BM): One company looking to reimagine the hotel booking experience for travelers. HotelPlanner.com, a hotel and event booking technology platform that's now merging with Reservations.com and Astrea Acquisition Corp. Now the company plans to go public at the NASDAQ under the ticker symbol HOTP. Joining us now is Tim Hentschel, CEO and Co-Founder over at HotelPlanner.com. Tim, good to have you here on Cheddar News. Thanks so much for joining us. So this transaction values you guys at about 7-- or excuse me, $570 million. So tell us about this acquisition. What made it so attractive, and what do they bring to the table for you guys?

Tim Hentschel (TH): So yeah, thank you so much for having me. And, yeah, we're really excited about going public on NASDAQ with Astrea and with Reservations.com in this exciting three-way merger. What it means for us is we're a bootstrapped, entrepreneur-led company, and Astrea brought the finance expertise to the table that allowed us to take the next steps and go public on a big, you know, market like NASDAQ.

BM: OK, so let's talk about you guys in particular – HotelPlanner.com. Obviously, there's a lot of other travel booking sites out there. What separates you guys maybe from your competitors – your Expedia, your Trip Advisors – for people to go to HotelPlanner.com?

TH: Yes, so all of those sites are great partners for us. We see ourselves as complementary to those companies, not competitive. They've been long partners for us for a long time. We've been powering their group hotel bookings, so anything nine-plus rooms or six-plus rooms. We like to say if it's plus, it's us because we specialize in group bookings of all sizes, but that also gives us access to special closed user group rates, and those closed user group rates make the backbone for our individual discounts too. So when anybody needs a special deal, they can come to us and get real good, localized, customized service from our local gig economy travel agents either over the phone or through the online system. So it's, it's a great system that we put together and it's, it's definitely different from what-- everything else that's out there in the market.

BM: We saw, Tim, the travel and leisure sector really struggle during the pandemic. Obviously a lot of people weren't able to travel. You guys only saw about a 23 percent decline in revenue, so not as bad as a lot of other people during the pandemic. What was it that actually made you guys actually stay pretty much successful during the pandemic? What sort of things did you do that made things OK?

TH: Yes, so we, we had to pivot over the pandemic when the crisis hit and our call center our traditional call center agents had to work from home. They didn't have high speed Internet connections, so we were experiencing huge call volumes. So we started to reach out to our friends and family to help us. We train them, got them on the phone and the gig economy travel agent system was born. And now we have all kinds of localized hotel planners – 2,000 to be exact – all over the world that are helping people with any of their questions when it comes to COVID or anything that's going on. So we made it really easy to pick up the phone and ask questions, and I think that's why people gravitated towards us, our gig economy travel agents. And it's a great gig for people. They can work anytime from the comfort of their own living room. Just put on a headset and, and have a high speed Internet connection and talk about travel all day and make money. It’s great.

BM: OK, so how do you kind of envision the rest of the year looking like because we've seen not a lot of guidance from a lot of companies, including the airline industry? Spirit Airlines already coming out in their earnings report saying they're going to drop down travel for the next quarter, or so. How concerned are you about the delta variant when it comes to travel for the rest of the year?

TH: Yeah, I can understand that Spirit would have a tough time. You know, people wanting to get on a crowded plane it is a little tougher sell than what we're trying to sell. We're selling weekend getaways to the, to the beach and to the mountains, to the fresh air where there's space. So, you know, we've seen really strong demand. I mean there, there's people that want to get away and it's mainly a leisure drive market for us.

BM: What about staycations? Have you guys seen an impact because people are staying, you know, home for the summers or any other sort of stuff. Has that impacted you guys at all as well?

TH: Staycations have been strong for us throughout this entire time because people just need to get away. I mean here I'm based in Singapore. I've taken my family to Sentosa three times and I don't know if anybody’s been to Sentosa, but it's a little bit like Disneyland so, and it's right down the road from us. But hey, even we have to get away to. So, yeah, I think everybody else is feeling like that as well.

BM: And so how do you sort of view the Airbnbs, the VRBOs and all that stuff when it comes to, you know, bookings and reservations as well. Do you envision a scenario where people still consider to want to go to hotels or do you think it's going to be more of the rent the house sort of thing?

TH: I think every customer has to make a decision on where they're going. What's the best, uh accommodation for them. We love alternative accommodations because it gives the consumer more choice. So, you know, I've done, I’ve gone to weddings, where we're in Tuscany and the closest hotel would be a 30 minute drive away, but I can get an alternative accommodation that allows me to walk to the wedding. And anytime I can walk to a wedding, it's better because, you know, if I'm in a foreign country and, you know, I'm going to be having great time with friends for hours and hours and hours, I don't have to drive and I don't want to have to, you know, depend on having to call a cab or an Uber or Lyft, you know, depending on where you are. So just to be able to be next door is ideal, so that's where alternative accommodations come in in place. So yeah, they, they play a vital role to the marketplace, and as a travel company, we like to give the consumer as much choice as possible, so I'm a big fan of alternative accommodations.

BM: Alright, Tim Hentschel, the CEO and Co-Founder over at HotelPlanner.com. Tim, thanks so much for joining us here on Cheddar News.